Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI  48126

(313) 594-9876

Via EDGAR

May 29, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Lulu Cheng

Re:                                                           Ford Credit Floorplan Master Owner Trust A
Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Amendment No. 1 to Registration Statement on Form S-3

Filed May 6, 2013; File No. 333-187623

Ladies and Gentlemen:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Depositors” or the “Co-Registrants”) and Ford Credit Floorplan Master Owner Trust A (the “Trust”), and in response to the letter dated May 15, 2013 from the staff of the Securities and Exchange Commission to Samuel P. Smith, we submit the following responses, together with Amendment No. 2 to the above referenced Registration Statement on Form S-3 (“Amendment No. 2”), filed on May 29, 2013.

The numbered paragraphs below set forth your comments in italicized text together with the Co-Registrants’ responses.  The headings and numbers correspond to the headings and numbered paragraphs in your letter.  Page references in the Co-Registrants’ responses are references to the page numbers in the printed version of Amendment No. 2, clean and marked copies of which are being provided to you by courier.  Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Co-Registrants.

Amendment No. 1 to Form S-3

Form of Prospectus Supplement

Depositors’ Review of Trust Portfolio, page S-52, Pool Balance, Depositor Amount and Allocations — Required Pool Balance, page 28 of the Prospectus, and Sale of the Receivables — Representations of Ford Credit and the Depositors, page 45 of the Prospectus

1.                                      We note your response to comment 1 of our letter dated April 16, 2013, that you have revised the “Depositors’ Review of Trust Portfolio” section to include a cross-reference to the “Sale of the Receivables — Redesignation of Accounts” section, which includes a description of the redesignation of accounts and the treatment of receivables in such accounts.  However, your amended filing here does not contain such a cross-reference.

We have revised the “Depositors’ Review of Trust Portfolio” to include the cross reference to the “Sale of the Receivables — Redesignation of Accounts” section of the Prospectus, which was inadvertently omitted from the previous filing.

We also note that on page 45 of the prospectus, you describe that if a breach relates to the eligibility of a designated account, the account will be redesignated and all receivables originated in that account will be reassigned.  This description is inconsistent with your response.  Please revise and clarify throughout the prospectus to describe consistently.

We recognize that the disclosure in “Sale of the Receivables — Representations of Ford Credit and the Depositors” on page 46 of the prospectus may initially appear to be inconsistent with the disclosure in “Sale of the Receivables — Redesignation of Accounts — Ineligible Accounts” on page 47 and also referred to in our response to comment 2 of your prior letter.  However, the provisions are not inconsistent as they are describing two separate and distinct processes for redesignating ineligible accounts and reassigning the related receivables.

The process detailed on page 46 relates to ineligible accounts resulting from a breach of the initial or “cutoff date” representations that are made at the time the Trust issues a series or additional accounts are designated to the Trust.  Similar to a retail or lease transaction with a static pool of receivables, if it is later discovered that there was a breach of the initial or “cutoff date” representations related to the eligibility of a designated account, the related Depositor must redesignate the account and accept reassignment of all of the receivables originated in that account.  The Depositor is not entitled to leave in the Trust any receivables originated in accounts that were ineligible as of the “cutoff date” for a series.

The process detailed on page 47 and discussed in our previous response relates to the redesignation of ineligible accounts that are identified after the “cutoff date” as part of the ongoing review of account eligibility that occurs in connection with the daily sale of receivables to the Trust.  In this case, the related Depositor must redesignate the ineligible account and accept reassignment of all related receivables, except in the case of an account that becomes ineligible because it has been classified as “status” by reason of the dealer’s (a) failure to make any principal or interest payments when due or (b) the dealer’s bankruptcy or dissolution (as opposed to an account that becomes ineligible due to an uncured breach of a representation and warranty).  For these types of “status” accounts, the existing receivables in such accounts may, at the option of Ford Motor Credit Company LLC (“Ford Credit”), as servicer on behalf of the Trust, either (i) be reassigned to the related Depositor (to the extent that such reassigned receivables do not exceed 3% of the pool balance on a rolling 12-month basis) or (ii) remain in the Trust notwithstanding the redesignation of the account.  Because of this limited exception with respect to these “status” accounts and Ford Credit’s practice of typically causing receivables in redesignated “status” accounts to be reassigned to the Depositors, we disclose in our prospectus and our previous response indicated that ineligible accounts must be redesignated from the Trust and the related receivables are “generally” reassigned to the Depositors.  We also point out that, as a practical matter, because the Trust generally has one or more series outstanding at any time, the ongoing review of account eligibility for the existing series ensures that no ineligible accounts will be in the Trust on any “cutoff date,” given the redesignation of any ineligible accounts from the previous month occurs on the first day of the following month, which is the same time that the initial or “cutoff date” representations are made with respect to a new series or an additional account.  We further note that the ongoing review of account eligibility is also a part of the Depositors’ review of the Trust assets for purposes of Item 1111(a)(7) of Regulation AB, which is described on page S-52 of the form of prospectus supplement.

We believe the process for redesignating ineligible accounts and the treatment of receivables originated in such redesignated account, whether resulting from a breach of a “cutoff date” representation or otherwise, are collectively described in reasonable detail in the disclosures on pages 46 and 47 of the prospectus, respectively.  However, to avoid any potential confusion on the matter going forward, we have revised “Sale of the Receivables — Redesignation of Accounts” on page 47 to clarify that the process described in this disclosure is in addition to the process detailed in “Sale of the Receivables — Representations of Ford Credit and the Depositors” on page 46, as well as to clarify when Ford Credit can exercise its discretion in allowing existing receivables in an ineligible account to remain in the Trust.

Form of Prospectus

Ford Credit’s Dealer Floorplan Financing Business — Origination and Underwriting — Underwriting and Credit Review Process, page 22

2.                                      We note your response to comment 5 of our letter dated April 16, 2013.  We also note on page 22 of the prospectus that “Ford Credit’s underwriting and credit review process is entirely judgmental…[h]owever, standard credit review format guidelines are used for all dealers to ensure consistent credit decisioning.”  Please revise your disclosure to clarify what are these standard credit review format guidelines.  Please also supplementally explain why the guidelines do not set standards for the underwriting and review process.

The standard credit review format guidelines referenced on page 23 of the prospectus refers to Ford Credit’s proprietary credit review package form or “template” that is completed for each new credit request and credit review and is designed to ensure that same categories and types of information are obtained and evaluated for each dealer and organized in the same format to ensure consistent credit decisioning.  The information reviewed by Ford Credit during the underwriting process and incorporated into the credit review package is described in detail in “Ford Credit’s Dealer Floorplan Financing Business — Origination and Underwriting — Underwriting and Credit Review Process” and includes an overview and assessment of the dealer’s business, legal and operational structure, credit information and financial statements or tax returns, and an evaluation of the dealer’s marketing capabilities, financial resources and the amount and types of financing requested, as described on page 23.  Utilizing a standard credit review form ensures that this information, along with other dealer information and analysis prepared by Ford Credit, are categorized and presented for every dealer in a consistent and uniform manner so that the appropriate credit approval authority reviewing the credit packages can make credit decisions based on the same categories and types of information in every case.  While the standard form provides a framework for consistent decision making and ensures that the same categories and types of information are included and relied upon in every credit request or credit review, Ford Credit does not make its dealer floorplan underwriting decisions by comparing such information against a fixed set of objective benchmarks or standards.  Rather, Ford Credit necessarily takes a more holistic and judgmental approach with its dealer floorplan and evaluates all of the information in light of the financing requested to make a credit decision.  For these reasons, we reaffirm the statement in our previous response to comment 5 that there are no exceptions to or deviations from the underwriting criteria used to originate or purchase the pool assets, and consequently, do not believe further disclosure is necessary.

Ford Credit’s Dealer Floorplan Financing Business — Servicing and Dealer Relations — Dealer Status , page 26

3.                                      We note your response to comment 6 of our letter dated April 16, 2013.  It remains unclear in the prospectus disclosure, however, whether servicer’s discretion to allow a receivable in a redesignated account to remain in the trust relates to servicer’s ability to waive or modify any terms or payments on the assets.  Also, to the extent Ford Credit has complete discretion to determine process on a case by case basis, as your response letter indicates, please revise to so state.  Refer to Item 1108(c)(6) of Regulation AB.

The servicer’s discretion to allow a receivable in a redesignated account to remain in the Trust has no relation to the servicer’s ability to waive or modify any terms or payments on the assets.  Existing receivables in an ineligible account may only remain in the Trust at the discretion of Ford Credit when the account has been declared “status” by reason of (a) the dealer’s failure to make any principal or interest payments when due or (b) the dealer’s bankruptcy or dissolution.  As noted above, we have revised “Sale of the Receivables — Redesignation of Accounts — Ineligible Accounts” on page 47 to clarify when Ford Credit can exercise its discretion in allowing existing receivables in an ineligible account to remain in the Trust.

As indicated in our previous response to comment 6 and described in “Ford Credit’s Dealer Floorplan Financing Business — Servicing and Dealer Relations — Dealer Status” on page 27, when a dealer account is classified as “status” Ford Credit works with the dealer to resolve the circumstances that led to the status classification and Ford Credit may take any of the actions specified in the disclosure.  The process of responding to a “status” declaration does not change on a case-by-case basis, but the specific actions taken can and do vary based on the circumstances.  We have revised “Ford Credit’s Dealer Floorplan Financing Business — Servicing and Dealer Relations — Dealer Status” to further clarify that Ford Credit has discretion to determine which actions it may take when a dealer account is classified as “status”.

We have reviewed Item 1108(c)(6) of Regulation AB again and believe that all material rights of the servicer to waive or modify any terms, fees, penalties or payments on the assets that would have a material effect on the potential cash flows from the assets are disclosed in the prospectus.  We note that, although Ford Credit has the option to reschedule, revise or defer payments on the assets in accordance with the policies and procedures that it uses in servicing dealer floorplan receivables for its own account and for others, such actions are not material to the potential cash flows from the assets in the Trust or particularly effective in dealing with defaults on receivables which are demand obligations secured by rapidly depreciating assets such as motor vehicles.  Ford Credit’s strategy with respect to “status” dealer accounts is to secure the underlying vehicles as quickly as possible and liquidate the vehicle collateral to mitigate any loss, and in many cases the dealer interest rate may be increased, as described on page 27 of the prospectus.  For these reasons, we believe our disclosure addresses all of the elements of Item 1108(c)(6) that are material to the servicer’s process and potential cash flows from the Trust assets.

*  *  *  *  *

Please call me at (313) 594-9876 if you have any questions about our response letter and revised submission.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                Joseph P. Topolski, Katten Muchin Rosenman LLP